Star Gold Corp.

611 E. Sherman Avenue

Coeur d’Alene, ID  83814

208-664-5066

December 12, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

John Reynolds, Assistant Director

Division of Corporation Finance

George Schuler

Ref:

Star Gold Corp.

Comment Letter dated October 5, 2012

File No. 000-52711

Dear Sir:

This letter is in response to your comment letter (the “Comment Letter”) dated October 5, 2012 with regard to the Form 10-K of Star Gold Corp., a Nevada corporation (“Star Gold” or the “Company”).  The Company will be filing a Form 10-K-A pursuant to this comment letter and expects filing no later than December 13, 2012, given uncertainty over the availability of the  Company's  paralegal staff for Edgarizing.

The Company responses are keyed to the items in your comment letter of October 5, 2012.

1.

The disclosure has been revised to delete reference to a specific reserve quantity and instead substitute  “mineralized material” per the Commissions recommendation.

2.

The disclosure has been revised to comply with guidance bulleted in the Commission’s October 5, 2012 correspondence and also in reference to guidelines provided by the TSX Venture Exchange Corporate Finance Manual.

3.

Historical sampling was prepared by previous mineral interest holders.  Consequently, the Company was not privy to Quality Assurance/Quality Control protocols utilized.  However, as future exploration activities commence, the Company will utilize and disclose methods and protocols to be used.

4.

Disclosure has been revised to indicate that Star Gold Corp. is an exploration company and that there is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties (Page 10).  The Company previously disclosed the lack of a commercially viable mineral deposit and, as such, there is substantial risk to prospective investors (Page 8).

5.

Disclosure has been revised to comply with guidance bulleted in the Commission’s correspondence.  As well, a supplementary exhibit detailing identifying information and claims for each property will be submitted with the finalized Form 10K/A.

6.

Disclosure has been revised to comply with guidance bulleted in the Commission’s correspondence including a statement to the effect that “the property is without known mineral reserves.  The proposed program is exploratory in nature” and “There is currently no mining of milling infrastructure or other facility present on the property.  Water would be supplied by wells which would be developed at the time of production.  Power would be provided by generator.”  This disclosure has been added for all three of the Company’s properties outlined in the report.

7.

A small scale map has been inserted for the properties as required by Instruction 3(b) to Item 102 of Regulation S-K.

8.

To the Company’s knowledge, there is no known surface disturbance or groundwater contamination from previous mining activities.  Remediation activities are performed immediately after completion of exploratory drilling.    With respect to historical mining activities, those activities were on adjacent claims and , therefore, the Company has no plans to remediate at this time. References to adjacent historic mines on the Excalibur site have been omitted.  This disclosure has been added to the 10K-A.

9.

The Longstreet property is within Forest Service lands and Star Gold has applied for and received a Plan of Operation from the Forest Service allowing exploration drilling. A surface disturbance bond of $26,600 has been paid and is held by the Forest Service until reclamation is completed. There are no other significant environmental requirements.  The Excalibur property is with BLM  lands and Star Gold is in the process of applying for a Notice of Intent which will allow surface exploration to proceed.  This disclosure has been added to the Form 10 K-A in the property description.

10.

References to mines and other mineral properties that exist in proximity of the property have been deleted or adequately identified with disclaimers limiting reliance to proximity and geologic similarities, and not on comparable properties economic potential.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  We appreciate the opportunity to respond in a complete manner.

Best regards,

/s// Kelly J. Stopher

Kelly J. Stopher

Chief Financial Officer

Star Gold Corp.